Exhibit 10.15

AMENDED AND RESTATED ETHYLENE SALES AGREEMENT

between

EQUISTAR CHEMICALS, LP

and

OCCIDENTAL CHEMICAL CORPORATION

Effective as of April 1, 2004

This Amended and Restated Ethylene Sales Agreement (this “Agreement”) is dated as of April 1, 2004, between Equistar Chemicals, LP, a Delaware Limited Partnership (“Seller”) and Occidental Chemical Corporation, a New York Corporation (“Buyer”);

RECITALS

WHEREAS, Seller and Buyer entered into that Ethylene Sales Agreement dated as of May 15, 1998 (the “1998 Ethylene Sales Agreement”), pursuant to which Buyer agreed to purchase and Seller agreed to sell certain quantities of Ethylene; and

WHEREAS, Seller and Buyer amended the 1998 Ethylene Sales Agreement by a letter agreement dated November 26, 2001, letter agreement dated August 5, 2002, Amendment No. 1 dated as of August 6, 2002, Amendment No. 2 dated as of May 23, 2003, and a letter agreement dated November 26, 2003 (the “Formosa letter agreement”); and

WHEREAS, the parties desire that the Price, as set forth in this Agreement, reflect the price paid for Ethylene by a large contract buyer of Ethylene; and

WHEREAS, the Quantity provisions of this Agreement promote larger quantities of Ethylene purchases under this Agreement; and

WHEREAS, the Seller and Buyer wish to amend and restate the 1998 Ethylene Sales Agreement so as to incorporate such prior amendments which continue in effect in this Agreement as well as the amendment provisions hereby made effective as of April 1, 2004;

AGREEMENTS

NOW THEREFORE, in consideration of the premises and mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree, effective as of April 1, 2004, as follows:

1. DEFINITIONS

“Affiliate(s)” means any person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the party specified. For purposes of this definition, the term or “control” shall have the meaning as set forth in 17 C.F.R. § 230.405 as in effect on the date hereof.

“Agreement” means this Amended and Restated Ethylene Sales Agreement dated as of April 1, 2004.

“Annual Maximum” has the meaning set forth in Schedule 2(a) of this Agreement and the meaning ascribed in Paragraph 2(d) for the Phase Down period.

“Asset Contribution Agreement” means the Agreement and Plan of Merger and Asset Contribution, among Occidental Petrochem Partner 1, Inc., Occidental Petrochem Partner 2, Inc., Oxy Petrochemicals Inc., PDG Chemical Inc. and Equistar Chemicals, LP, executed on May 15, 1998.

“Bank Rate” means, with respect to any period for which interest is to be calculated under the Agreement, the rate of interest publicly announced from time to time by J. P. Morgan Chase (or its successor) at its principal office as its prime commercial lending rate. Each change in this rate resulting from a change in the prime rate shall take effect on the day on which the announced rate changes.

“Buyer’s U.S. Plants” means the manufacturing plants owned or operated by the Buyer and set forth on Schedule 1, incorporated herewith. Schedule 1 also includes, for each of Buyer’s U.S. Plants, the current practical production capacity, approximate ethylene use when operating at current practical production capacities and the 2004 Plan Ethylene Requirements.

“Delivery Point(s)” means the exit flange on the metering station measuring Ethylene deliveries to each of Buyer’s U.S. Plants.

“Ethylene” means ethylene having the specifications set forth in Exhibit A to this Agreement, or in the event of ethylene delivered to Buyer hereunder and not conforming to such specifications, such ethylene as to which specifications have been waived by Buyer in order to accept delivery.

“OxyMar” means that certain Texas general partnership between Occidental Chemical Corporation, a New York corporation, and Oxy Vinyls, LP, a Delaware limited partnership.

“OxyMar Plant” means that certain vinyl chloride monomer manufacturing facility, owned by OxyMar and located at Highway 361, Gregory, Texas and which is operated by OxyChem for the benefit of OxyMar.

“Phase Down” has the meaning set forth in Paragraph 2(d) of this Agreement.

“Phase Down Annual Maximum” has the meaning set forth in Paragraph 2(d) of this Agreement.

“Phase Down Annual Minimum” has the meaning set forth in Paragraph 2(d) of this Agreement.

“Phase Down Basis Quantity” has the meaning set forth in Paragraph 2(d) of this Agreement.

“Phase Down Notice” has the meaning set forth in Paragraph 2(d) of this Agreement.

“Reduction Event” means, as to each of Buyer’s U.S. Plants, (i) a shut down of such plant, (ii) a reduction in practical production capacity of such plant, or (iii) the taking out of service (other than for maintenance or repair) of all or any portion of the practical production capacity of such plant.

“Superfund” means the assessment on the production and sale of Ethylene imposed pursuant to the Comprehensive Environment Response, Compensation and Liability Act, as the same may be from time to time amended or reauthorized and in effect.

“Term” has the meaning set forth in Section 3 of this Agreement.

2. QUANTITY

(a)	Requirements. Buyer shall purchase each year ethylene feedstock for Buyer’s U.S. Plants from Seller in accordance with Schedule 2(a), incorporated herewith.

(b)	Annual Maximum Adjustment. If a Reduction Event occurs, then the Annual Maximum will be reduced by an amount equal to the reduction in ethylene use attributable to the reduction in practical production capacity resulting from such Reduction Event. If all or any portion of such practical production capacity is placed back into service, then the Annual Maximum will be increased by the amount of the increased ethylene feedstock requirements due to such capacity having been restored to service subject to the inclusions and exclusions of Schedule 2(a), incorporated herewith. Any such changes will be prorated for the remainder of any year in which such Reduction Event occurs.

(c)

Forecasts. Buyer shall provide to Seller an annual forecast of quantities of Ethylene expected to be purchased from Seller and shipment dates 90 days prior to the start of each calendar year, supplemented by quarterly updates 30 days prior to the start of each calendar quarter. Such forecasts are for planning purposes only and will not affect the obligations of either party.

(d)	Phase Down. Both parties have the right to elect to reduce the parties’ Ethylene quantity obligations so long as any such reduction is accomplished in accordance with and subject to the following (“Phase Down”):

i.	Either party may exercise its right of Phase Down by providing at least 3 full calendar years irrevocable written notice (the “Phase Down Notice”) to the other party for each calendar year affected by such Phase Down Notice, but in no event will Phase Down affect any calendar year prior to the calendar year beginning January 1, 2014. The party providing a Phase Down Notice shall state therein the Phase Down quantity such party elects for any Phase Down year specified in such Phase Down Notice. The timely delivery of the Phase Down Notice specifying the Phase Down quantity is an essential term of this Agreement.

ii.	In order to effect the parties’ intention that Phase Down of the entire quantity hereunder could be completed in no less than 5 years and that the Phase Down quantity in any year may never exceed the quantity reduction that would occur in a 5 year uniform quantity Phase Down, the parties agree that a Phase Down Basis Quantity will be the basis for calculating the maximum Phase Down quantity in any year, as set forth in Subparagraphs iii. and iv., below.

iii.	As used herein, the “Phase Down Basis Quantity” will be the annual average of the purchased Ethylene quantity hereunder (plus any quantity Buyer may have been obligated to purchase but did not) for the 3 calendar years immediately preceding the first Phase Down year.

iv.	As used herein, the “Phase Down Annual Minimum” will equal Buyer’s purchase obligation in the Phase Down period. In the first Phase Down year the Phase Down Annual Minimum shall not be less than 83.33% of the Phase Down Basis Quantity, and in any subsequent year, the reduction of the Phase Down Annual Minimum for that year as compared to the previous year may not exceed 16.67% of the Phase Down Basis Quantity. Subject to Subparagraph 2(d) vii, the party exercising its right to reduce the Ethylene quantity obligations under Paragraph 2(d) of this Agreement may elect to reduce the Phase Down Annual Minimum by said 16.67% or any lesser quantity. If a Reduction Event occurs during the Phase Down, the Phase Down Annual Minimum for the year in which the Reduction Event occurs and is continuing will be reduced by an amount equal to the product of (A) the reduction in ethylene use attributable to the reduction in practical production capacity resulting from such Reduction Event multiplied by (B) a fraction, the numerator of which is the Phase Down Annual Minimum for such year without giving effect to reduction for any Reduction Event, and the denominator of which is the Phase Down Basis Quantity. If all or any portion of the practical production capacity is placed back in service, then the Phase Down Annual Minimum will be increased by the same amount as it previously had been reduced as a result of the reduction of such practical production capacity. Any such changes will be prorated for the remainder of any year in which such Reduction Event occurs.

v.	As used herein, the “Phase Down Annual Maximum” will be, in each year, 115% of the Phase Down Annual Minimum for that year.

vi.	Beginning with the first Phase Down year, the quantity obligations of the parties will cease to be on a requirements basis for Buyer and the then applicable Annual Maximum for Seller shall be phased down. Beginning with the first Phase Down year the quantity obligations will apply in accordance with this Paragraph 2(d) in that the Annual Minimum for any year will be the applicable Phase Down Annual Minimum and the Annual Maximum for such year will be the applicable Phase Down Annual Maximum.

vii.	If one party has furnished the Phase Down Notice to the other, the other party may elect to reduce the quantity in the affected year by a greater amount, but not exceeding, in total reduction quantity, the upper limit specified in Subparagraph 2 (d) iv., provided that the election is made by written notice at least 3 full calendar years prior to the affected Phase Down year, or within 10 days after receipt of the Phase Down Notice, whichever is later.

viii.	There will be no automatic reduction of quantity unless the Phase Down Notice for a given Phase Down year is provided at least 3 full calendar years prior to such Phase Down year. Phase Down may be effected over any number of years and this Agreement shall not be terminated in accordance with Section 3 until the quantity is reduced to zero under the provisions of this Paragraph 2(d).

An example of a Phase Down of the entire quantity (assuming a Phase Down Basis Quantity of 2,200 MM lbs), in 5 consecutive years would occur as follows:

Phase Down Year	Annual Minimum	Annual Maximum
	(MM lbs.)	(MM lbs.)
1	1,833	2,108
2	1,467	1,687
3	1,100	1,265
4	733	844
5	367	422
6	0	0

(e)	Audit of Books. Seller will have the right to have a third party recognized national accounting firm audit Buyer’s books and records for any months hereunder for up to 2 years after such month, upon reasonable prior notice and during normal business hours, provided that the designated auditor may not disclose to Seller the information examined in the audit other than to corroborate compliance with the quantity obligations hereunder according to the quantities of Ethylene ordered hereunder as compared with requirements, growth of requirements and toll quantities, in each case, for Buyer’s U.S. Plants, and report the quantity discrepancy and circumstances of any alternative supply or ethylene feedstock consuming capacity or production changes for the relevant period.

3. TERM

The term of this Agreement (the “Term”) will begin on the Effective Date and will continue in effect until, and terminate on, such date as the Phase Down Annual Minimum calculated as set forth in Paragraph 2(d) equals zero; it being understood and agreed that in no event shall such Phase Down Annual Minimum decline to zero prior to December 31, 2018.

4. PRICE

(a)	Price Computation. The price for Product shall be market based in accordance with Schedule 4(a) incorporated herewith.

(b)	Audit of Books. Buyer will have the right to have a third party recognized national accounting firm audit Seller’s books and records for any months hereunder for up to 2 years after any such month, upon reasonable prior notice and during normal business hours, provided that the designated auditor may not disclose to Buyer the information examined in the audit other than to corroborate accuracy according to the price terms hereunder and report the dollar sum of the discrepancy for any month in which any discrepancy was found.

5. DELIVERY

(a)	Method of Delivery. Seller shall deliver Ethylene or cause Ethylene to be delivered to the Delivery Points . Except as expressly provided in this Agreement, Ethylene will be delivered free and clear of pipeline transportation or other delivery charges, which are for Seller’s account.

(b)	Seller’s Access to Pipelines and Equipment. Buyer shall provide such easements of access onto the premises of Buyer’s U.S. Plants as shall enable the Seller to operate and maintain its pipelines and metering equipment for the delivery and measurement of Ethylene provided to the Buyer, in accordance with Seller’s normal pipeline operating and maintenance procedures.

(c)	Monthly Delivery Instructions. Five days prior to the first day of each month, Buyer shall furnish to Seller in writing a good faith estimate of the quantities of Ethylene to be delivered to each of Buyer’s U.S. Plants during each of the next three months and such instructions and estimates for the month immediately following such notice shall be final and binding, subject to commercially reasonable variations due to fluctuations in the ordinary course of operation of Buyer’s U.S. Plants. The parties shall cooperate reasonably to distribute deliveries of Ethylene in approximately equal daily quantities during each year taking into consideration, however, fluctuations in daily demand due to maintenance, turnarounds, or otherwise occurring in the ordinary course of business.

(d)	Title and Risk of Loss. Title to and risk of loss of Ethylene delivered hereunder shall pass to Buyer at the Delivery Point(s).

(e)	Capital Improvement Cost. Seller and Buyer shall cooperate reasonably to continue effective utilization of delivery logistics systems affected by this Agreement, including, without limitation, the pipeline systems operated by Seller to deliver Ethylene to Buyer. The obligation of reasonable cooperation pursuant to this Paragraph includes reasonable capital improvement costs allocated between Buyer and Seller in accordance with then current industry practice.

(f)	Toll Ethylene. Buyer shall deliver, or cause to have delivered, toll ethylene into Seller’s pipeline system of like quality to Ethylene supplied hereunder, at the pressure required by Seller and without Seller incurring any fees or charges by third parties. Third party pipeline fees arising from such tolling shall be paid by Buyer.

(g)	OxyMar Supply from Javelina Exchange. Ethylene supplied to OxyChem hereunder shall be supplied and accepted from the Javelina Ethylene exchange deliveries first, and if OxyMar requirements exceed the Javelina quantities, then such supplemental quantities will be supplied and accepted from Seller’s own system. In either case the quality and pressure conditions of the Ethylene, upon delivery, must conform with the Agreement specifications and the pressure conditions of the exchange contract between Seller and Javelina. If, at any time, these quality specifications or pressure conditions are not met on Javelina system Ethylene, Buyer may reject such Ethylene during the period of nonconformity, in which event Seller shall supply and Buyer shall accept Ethylene from Seller’s system to fulfill Buyer’s purchase obligations.

6. QUANTITY MEASUREMENT AND QUALITY TESTING

(a)	Determination of Quantity. Seller, Seller’s agent or Seller’s carrier, as applicable, shall own, operate and maintain metering equipment at the Delivery Point where quantities of Ethylene delivered to Buyer shall be measured and its temperature and pressure recorded. The primary device for each meter installation shall be a metering tube constructed in accordance with the specifications recommended by ANSI/API Report 2530 and AGA3/API 14.3, as amended or supplemented from time to time. Sharp-edged orifice plates shall be retained with a standard orifice fitting (senior type) equipped with flange type pressure taps. The diameter of the orifice in the plate shall be in standard one-eighth inch increments. The density of the Ethylene shall be determined by calculation performed continuously using API

Report 2565 “Density of Ethylene”. The flowing temperature and pressure determined from Seller’s meters will be used for the calculation of density. The volume of Ethylene delivered at the Delivery Point for each day shall be determined by reference to an on-site Daniels electronic micro-processor which shall receive the electronic signals from the primary metering device and calculate pounds of Ethylene through the orifice meter using the latest version of AGA3/API 14.3, as amended or supplemented from time to time. A day shall be deemed the period from 7:00 a.m. on one day to 7:00 a.m. on the next succeeding day. Correction factors and calibrations from such meter readings for the purpose of determining daily quantities of Product delivered will conform with procedures set forth below. If the parties are unable to agree upon the quantity delivered, quantities will be determined by a mutually agreed upon inspector. The parties will be bound by the inspector’s determination and will equally bear inspection costs. Buyer shall provide, at its sole cost, quantities of steam, electricity, nitrogen, and instrument air required for the operation of the metering equipment.

(b)	Temperature Corrections. All quantities of Ethylene will be corrected for temperature to sixty degrees Fahrenheit (60°F) in accordance with current methods which are set forth in American Petroleum Institute Routine Catalog Number 852-25650 (Chapter 11.3.2.1) or other method mutually agreed to by both parties.

(c)	Calibration of Measuring Equipment. Seller shall calibrate flow meters, pressure recorders and temperature recorders at least once each month and at such other times as the parties may mutually agree. Seller shall provide reasonable notice to Buyer of the time of calibrations and Buyer shall have the right to witness the calibrations. If following a calibration, any metering equipment is found to be inaccurate by one half percent or more, then the quantity of Ethylene previously delivered shall be retroactively adjusted at the rate of such inaccuracy for any period of inaccuracy which is definitely known, provided, however, that if such period is not definitely known and if the parties cannot otherwise mutually agree upon a period of time for such retroactive adjustment, then such adjustment shall be for a period of one-half the number of days from the last previous calibration.

(d)	Measuring Equipment Out of Service. If for any reason the metering equipment is out of service so that the quantity of Ethylene delivered to the Delivery Point through such equipment cannot be ascertained, Seller shall notify Buyer and the quantity of Ethylene delivered through such equipment during such period shall be estimated and agreed upon by the parties upon the basis of the best available data, using, in order of preference, the following methods:

(i)	The registration of any check measuring equipment of Buyer, if installed and properly operating; or

(ii)	Any measurement equipment which Seller may have in the flowing stream of Ethylene, if agreed upon by Buyer.

(e)	Determination of Quality. Samples taken on mutually agreed occasions and at mutually agreed input sampling points shall be the basis for determining compliance with specifications for the quality of Ethylene delivered hereunder. Subject to the remaining provisions of this section, Seller’s laboratory analysis, conducted in accordance with the provisions of Exhibit A, shall conclusively determine whether Ethylene specifications have been met. Seller shall retain analytical data for at least 90 days. Seller shall monitor the quality of Ethylene introduced into the delivery pipelines to each of the Delivery Points. If abnormalities occur in the operation of Buyer’s U.S. Plants supplied hereunder or in plant operations downstream of any other mutually agreed upon Delivery Points, Buyer may provide notice requiring Seller, for a reasonable period of time, to take three representative samples of Ethylene from the relevant sampling point each day. Two of such samples shall be delivered to Buyer and one shall be retained by Seller for analysis in accordance with the provisions of Exhibit A. Buyer shall arrange for analysis of one of the samples in its custody in accordance with the provisions of Exhibit A. Seller and Buyer shall promptly advise each other of the results of their respective analyses. If Buyer deems there to be a material difference in the parties’ analysis of their respective samples and if such difference cannot be reconciled within one week of Buyer’s notice thereof, the remaining sample shall be submitted to a nationally recognized independent testing laboratory, agreeable to both Buyer and Seller, for analysis in accordance with the provisions of Exhibit A. The parties will be bound by the independent laboratory’s determination and will equally bear the cost of such independent analysis.

7. PAYMENT AND CREDIT

Terms and Payment Default. Buyer shall pay Seller for Ethylene by wire transfer into Seller’s account, per Seller’s instructions, net 20 days from last day of the shipment month for purchases. Seller shall invoice promptly after the last day of the month. Adjustment credits or debits shall be shown on the invoice issued at the end of the month in which the adjustment was made net 10 days from date of adjustment invoice. If Buyer fails to pay Seller in accordance with said terms, Seller may either (i) suspend deliveries until all indebtedness is paid in full, or (ii) place Buyer on a cash-in-advance status until arrangements are made for security satisfactory to Seller or, at Seller’s option, until all indebtedness to Seller is paid in full. If Buyer, within 30 days of notice of payment default, fails to make payment in full for all sums due and payable which are not reasonably in dispute, Seller may terminate the Agreement forthwith upon reasonable notice. All timely payments under this Agreement shall be made without early payment discount. Any overdue balance owed shall accrue daily interest charges at a rate equal to the greater of (i) 100% of the Bank Rate (as in effect from time to time) calculated on the basis of a 360 day year or (ii) the cost of borrowing of the non-defaulting party. If the invoice is received after noon on one day, such invoice will be deemed received on the next day. If the payment due date falls on a Saturday or a bank or federal holiday, other than Monday, the payment shall be due on the past preceding business day. If the payment due date falls on a Sunday or Monday bank or federal holiday, the payment shall be due on the following business day. Any preexisting obligation of Buyer to make payment for Product delivered hereunder shall survive termination of this Agreement.

8. TAXES

(a)	Pass Through. Any taxes, excises, fees, duties or other charges, or any increase therein, now or hereafter imposed directly or indirectly by law upon Ethylene, components of Ethylene, or raw material from which Ethylene is derived, sold or delivered to Buyer under this Agreement, or on the production, manufacture, storage, sale, transportation or delivery thereof, which Seller is required to pay or collect, (including, without limitation, Superfund, gasoline blendstocks and additives excise taxes) and any retroactive impositions thereof or adjustments thereto (“Tax or Taxes”), shall be passed on to Buyer as an explicit surcharge and shall be paid by Buyer to Seller in addition to the price (including any interest thereon for which Seller is liable) whether included in the applicable invoice, or added retroactively to the price, provided, that the pass-through of any such Tax is in accordance with then prevailing industry practice. If Buyer furnishes Seller with a timely and valid resale or other exemption certificate or proof of export acceptable to Seller, sufficient to support an exemption from any Tax, then such Tax will not be added to the price of Ethylene, provided, however, if Seller is ever liable for such Tax on the sale of Ethylene hereunder, Buyer will promptly reimburse Seller from such Tax, including any interest, penalties and attorneys’ fees related thereto provided, that the pass-through of any such Tax is in accordance with then prevailing industry practice. Tax collection will be applied and administered in the same manner as for the other Ethylene customers of Seller.

(b)	Duty Drawback. Each of Seller and Buyer reserve their respective rights to claim U.S. Customs duty drawback and each party hereto acknowledges and consents to such reservation by the other party. The parties shall cooperate so as to facilitate Seller’s ability to promptly claim and/or so that Buyer may promptly claim, and collect duty drawbacks. If Buyer’s use of Ethylene sold hereunder, including but not limited to Buyer’s use of Ethylene sold hereunder in a U.S. manufacturing process or Buyer’s use or sale, in U.S. or international markets, of products manufactured in whole or in part from Ethylene sold hereunder, would entitle either party to claim a duty drawback under applicable U.S. Customs practices and procedures, then Buyer and Seller, as the case may be, shall file a duty drawback entry for the maximum quantity of eligible Ethylene and such party shall promptly remit to the other party 50% of all duty drawback proceeds, net of any filing fees, obtained by such party with respect to such Ethylene and/or its derivatives.

9. WARRANTIES

(a)	Seller’s Warranty. SELLER’S SOLE AND EXCLUSIVE WARRANTY IS THAT THE ETHYLENE COMPLIES WITH THE PHYSICAL AND CHEMICAL SPECIFICATIONS SET FORTH IN EXHIBIT A TO THIS AGREEMENT AND THAT SELLER SHALL CONVEY TITLE THERETO FREE OF ANY LIENS OR ENCUMBRANCES. SELLER MAKES NO OTHER WARRANTIES, EITHER EXPRESS OR IMPLIED, WHETHER WITH RESPECT TO ITS RECOMMENDATIONS, INSTRUCTIONS, OR OTHERWISE AND SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES, WHETHER OF MERCHANTABILITY, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.

(b)	Patents. Seller’s recommendations or instructions are not intended to suggest operations which would infringe any patents and Seller assumes no liability to Buyer of any kind or responsibility for any such infringement.

(c)	Uses and Safe Handling. Buyer hereby acknowledges receipt of Seller’s material safety data sheet with respect to Ethylene. Buyer shall maintain prudent safe handling and use procedures. Buyer will apprise its employees, contractors and customers of the hazards, proper use and handling requirements of Ethylene and shall comply with all applicable statutes, rules and regulations pertaining thereto.

10. CLAIMS

Buyer shall be deemed to have waived all claims with respect to any Ethylene sold hereunder for which Buyer’s notice of insufficient quality has not been given to Seller in writing within 100 days of Buyer’s receipt of such Ethylene. Any such claim which is not asserted as a claim, counterclaim, defense or set-off in a judicial proceeding instituted within two years after the cause of action arises shall be forever waived, barred and released.

11. LIMITATION ON DAMAGES

(a)	Limitation on Certain Buyer Remedies. Buyer’s exclusive remedy and the sole liability of Seller or any Affiliate of Seller for any shortfall in delivery of Ethylene or failure of any Ethylene to meet the specifications in Exhibit A, including, but not limited to, claims for breach of warranty, breach of contract, negligence or strict liability, shall be limited at Seller’s sole option, to (i) payment to Buyer of the cover cost to replace such Ethylene, or (ii) Seller’s replacement of the Ethylene in respect of which a valid claim is made.

(b)	No Special Damages. In no event shall Seller or Buyer or any Affiliate of either be liable for indirect, consequential, special, incidental, contingent or punitive damages, costs of litigation or for loss of business or business opportunities.

12. LIABILITY AND RESPONSIBILITY

(a)	Buyer’s Obligation. Subject to the further provisions of this Paragraph, Buyer assumes full responsibility for any liability arising out of the receipt, unloading, discharge, storage, handling, use and disposal of any Ethylene purchased hereunder, including the use of such Ethylene alone or in combination with other substances and compliance or non-compliance with any law or regulations relating thereto. Buyer agrees to indemnify, protect, defend and hold Seller and/or any of its Affiliates, agents, officers, directors, employees and representatives (the “Seller Group”) harmless from and against any and all claims, actions, liability, loss, cost and expense (including reasonable attorney’s fees) for damages to any private or public property or resources, personal injury or death, fines or penalties (“Loss”), made against or incurred by Seller Group relating to Ethylene sold or the performance of either party hereunder, or by the agents, servants, employees or contractors of either party, where such Loss was caused by acts or omissions that occurred at the time of or subsequent to the delivery of Ethylene to the Buyer hereunder, or arose in any way out of violations of any federal, state or local statute or governmental rule or regulation by Buyer or its agents, servants, employees or contractors. IT IS THE EXPRESS INTENTION OF THE PARTIES THAT THE INDEMNITY PROVIDED FOR IN THIS PARAGRAPH SHALL REQUIRE BUYER TO DEFEND, HOLD HARMLESS AND INDEMNIFY THE SELLER GROUP AS PROVIDED ABOVE EXCEPT TO THE PROPORTIONATE EXTENT THAT THE ACTIONABLE NEGLIGENCE OF THE SELLER GROUP IS THE SOLE OR A CONCURRING CAUSE OF THE LOSS ALLEGED. FOR APPLICATION OF THE PROVISIONS OF THIS PARAGRAPH, THE EXTENT OF ANY SUCH NEGLIGENCE OF SELLER GROUP SHALL BE DETERMINED EXCLUSIVELY IN A SEPARATE ARBITRATION PROCEEDING REQUESTED BY BUYER AND IN ACCORDANCE WITH MUTUALLY AGREED ARBITRATOR(S), RULES AND VENUE IN ACCORDANCE WITH THE PROVISIONS OF EXHIBIT B, HEREOF. SUCH ARBITRATION AND THE RESULTING ALLOCATION OF NEGLIGENCE TO SELLER GROUP WILL TAKE PLACE AFTER BUYER HAS DEFENDED SELLER GROUP AGAINST AND FINALLY RESOLVED SUCH THIRD PARTY CLAIMS BY JUDGMENT OR SETTLEMENT.

(b)	Seller’s Obligation. Seller agrees to indemnify, protect, defend and hold Buyer and/or any of its Affiliates, agents, officers, directors, employees and representatives (the “Buyer Group”) harmless from and against any and all Loss made against or incurred by Buyer Group relating to Ethylene sold or the performance of either party hereunder, or by the agents, servants, employees or contractors of either party, where such Loss was caused by acts or omissions that occurred prior to the delivery of Ethylene to the Buyer hereunder, or arose in any way out of violations of any federal, state or local statute or governmental rule or regulation by Seller or its agents, servants, employees or contractors. IT IS THE EXPRESS INTENTION OF THE PARTIES THAT THE INDEMNITY PROVIDED FOR IN THIS PARAGRAPH SHALL REQUIRE SELLER TO INDEMNIFY THE BUYER GROUP EXCEPT TO THE PROPORTIONATE EXTENT THAT THE ACTIONABLE NEGLIGENCE OF THE BUYER GROUP IS THE SOLE OR A CONCURRING CAUSE OF THE LOSS ALLEGED. FOR APPLICATION OF THE PROVISIONS OF THIS PARAGRAPH THE EXTENT OF SUCH NEGLIGENCE SHALL BE DETERMINED EXCLUSIVELY IN A SEPARATE ARBITRATION PROCEEDING REQUESTED BY SELLER AND IN ACCORDANCE WITH MUTUALLY AGREED ARBITRATOR(S), RULES AND VENUE IN ACCORDANCE WITH THE PROVISIONS OF EXHIBIT B, HEREOF. ANY SUCH ARBITRATION AND THE RESULTING ALLOCATION OF NEGLIGENCE WILL TAKE PLACE AFTER SELLER HAS DEFENDED BUYER GROUP AGAINST AND FINALLY RESOLVED SUCH THIRD PARTY CLAIMS BY JUDGMENT OR SETTLEMENT.

13. EXCUSE OF PERFORMANCE

(a)	Performance Excused. Continued performance of any obligation (except payment of money due), may be suspended immediately to the extent made impossible by any event or condition beyond the reasonable control of the party suspending such performance (except its inability to discharge obligations of a financial nature), including without limitation (to the extent beyond such control) acts of God, fire, labor or trade disturbance, war, civil commotion, compliance in good faith with any applicable legal requirements (whether or not it later proves to be invalid), unavailability of materials, or other event or condition whether similar or dissimilar to the foregoing (a “Force Majeure Event”).

(b)	Notice and Cure. The party claiming suspension due to a Force Majeure Event will give prompt notice to the other of the occurrence of the Force Majeure Event giving rise to the suspension and of its nature and anticipated duration, and said party will use its best efforts to promptly cure the cause of the suspension, it being understood, however, that labor disputes shall be a continuing cause of suspension, and settlement of the same shall be entirely within the discretion of the party experiencing such difficulty. The parties shall cooperate with each other to find alternative means and methods for the provision of the suspended Ethylene shipments or receipts, as applicable.

(c)	Recommencement of Performance. Upon termination of the Force Majeure Event, performance will recommence.

(d)	No Extension of Term. The term of this Agreement shall not be extended by the duration of any Force Majeure Event.

(e)	Right to Terminate. If the Force Majeure Event continues for a period in excess of three years, the party not claiming suspension due to the Force Majeure Event may elect to terminate this Agreement with respect to the Ethylene so suspended upon written notice to the party claiming suspension, which termination will be effective ten days after receipt of such notice unless the Force Majeure Event has ceased and the Ethylene shipments and receipts have recommenced within such ten day period.

(f)	Allocation. If caused by any of the above stated causes, or if caused by any other unanticipated shortage not due to Seller’s negligence or mismanagement of its ethylene business, the quantity of Ethylene available at Seller’s (or Seller’s supplier’s) plant ordinarily producing Ethylene and deliverable to the agreed upon delivery location for sale hereunder should be insufficient to fulfill Seller’s Ethylene volume commitments, Seller has the right and obligation to allocate its available supply of Ethylene equitably among all term contract customers of Seller and Seller’s (and Seller’s affiliates’) own requirements during the period of such shortage. In order to achieve an equitable allocation result, Seller shall consider its customers’ supply alternatives and if the allocation is expected to cause greater hardship to Buyer due to its dependence on Seller as a sole supplier, then Seller’s allocation arrangements will reflect Buyer’s and other sole sourced customers’ greater need for Seller’s Ethylene. During any such period of allocation in which Buyer is unable to satisfy its requirements, Buyer may purchase ethylene from another supplier to the extent necessary to satisfy such requirements. If a Force Majeure Event that reduces Buyer’s capability to accept ethylene occurs during the Phase Down, Buyer shall allocate its purchases of ethylene among all of its suppliers equitably. Any ethylene purchased from a third party, or which Buyer made a good faith effort to purchase from a third party, to substitute for volume not supplied by Seller in a period affected by its allocation, sales control or voluntary relief granted by Buyer from Seller’s volume obligations (collectively “Sales Control Actions”), will be added to the volume purchased from Seller in that year for the purpose of determining rebate applicability. Seller shall use reasonable commercial efforts to assist Buyer in delivering the ethylene supplied by a third party, including, but not limited to, the use of Seller’s pipelines at no cost to Buyer, provided such effort and use is at no cost to Seller. If purchase or attempt to purchase from a third party is not commercially practicable, then Seller shall use Buyer’s forecasts and recent purchasing activity to determine the disparity between the volume of ethylene sold to Buyer during the affected period and the volume that would have been sold absent the Sales Control Actions. Such disparity will be deemed substitute volume for the purpose of determining the purpose of adding volume to the volume actually sold to determine the rebates.

14. ASSIGNMENT

(a)	Assignment and Consent. This Agreement shall bind the respective successors and assigns of the parties hereto, provided however, that neither party may assign or otherwise transfer or delegate its rights or obligations hereunder to a third party without the prior written consent of the other party hereto; provided further, that no such consent shall be required for assignment to an Affiliate or for assignment to a successor to the business in the case of transfer of all of Buyer’s U.S. Plants or all of Seller’s ethylene production facilities in a single transaction, so long as such assignee executes a written assumption of such party’s obligations hereunder with respect to the rights or obligations assigned in a form reasonably satisfactory to the other party and delivers such written assumption to the other party within a reasonable period of time after the effective date of such assignment. Buyer represents that it shall assign all of its rights and obligations under this Agreement only to a transferee of all of Buyer’s U. S. Plants in a single transaction. Any permitted assignment shall not relieve the assignor of its obligations hereunder. Any attempted assignment without such consent as may be required by this provision shall be void.

(b)	Transfer of Buyer’s Plants. The parties acknowledge and agree that this Agreement is integral to the operation of Buyer’s U.S. Plants and therefore in the event that Buyer shall sell, transfer, pledge, hypothecate or assign (“Transfer”) any of Buyer’s U.S. Plants to be supplied Ethylene in accordance with this Agreement to any person (“Assignee”), Buyer shall give written notice to Seller of such Transfer and the identity of the proposed Assignee as soon as the intended Transfer becomes known to Buyer, however in no event less than 30 days prior to the date such Transfer becomes effective. In connection with such Transfer, Buyer shall (i) assign the rights and obligations of Buyer pursuant to this Agreement with respect to such transferred Buyer’s U.S. Plant(s) to the Assignee, and (ii) cause Assignee to accept such assignment as if such Assignee was a party to this Agreement as of the Effective Date, unless Seller shall provide Buyer (within 10 business days after receiving notice pursuant to the previous sentence) with written notice that it will not consent to such assignment, in which event (i) Buyer may elect to proceed with the Transfer but without assigning the rights and obligations of the Buyer pursuant to this Agreement with respect to such of Buyer’s U.S. Plants as are the subject of the Transfer and (ii) if Buyer shall elect to proceed with such Transfer the ethylene feedstock requirements of such of Buyer’s U.S. Plants as are the subject of the Transfer shall be removed from this Agreement. The requirements of Paragraph 14(b) do not apply to the NGO facility in the event of a sale by Buyer of the NGO facility.

(c)	Liquidated Damages. If Buyer fails to fulfill its obligations stated in Paragraphs 14(a) or 14 (b) to assign this Agreement (or a portion thereof) to the transferee or successor to any or all of Buyer’s U.S. Plants and to cause such transferee or successor to accept such assignment and assume such transferee’s or successor’s obligations under this Agreement, Buyer shall pay Seller, as liquidated damages, and not as a penalty, for such failure, 4¢/lb. multiplied by three multiplied by the three year average of the quantity of Ethylene purchases, during the 36 month period preceding Transfer, at Buyer’s U.S. Plant(s) which were transferred. The parties agree that the damages incurred by Seller from Buyer’s failure to assign this Agreement (or a portion thereof) are substantial but difficult to measure and have therefore agreed upon this amount as a fair statement of damages continuing for three years.

(d)	Financial Responsibility for Transferee. With respect to the Ethylene deliveries to be made to any of Buyer’s U.S. Plants that are not owned by an Affiliate of a partner in Seller, if, at any time, in the sole opinion of Seller, the financial responsibility of the owner of such plant is impaired or unsatisfactory, Seller shall have the right to restrict or suspend Ethylene deliveries to such plant unless (i) such owner pays on a cash-in-advance of delivery basis, (ii) such owner delivers to Seller a letter of credit, in form and substance acceptable to Seller and from a financial institution acceptable to Seller, or (iii) such owner and Seller agree upon other arrangements to secure future deliveries of Ethylene to such plant.

15. MISCELLANEOUS

(a)	Notices. Any notice required or permitted to be given pursuant to this Agreement shall be in writing and shall be sufficiently given when duly mailed, postage prepaid, and addressed as follows (or to such other address or facsimile number as either party shall have specified by notice in writing to the other party) or personally delivered or transmitted electronically.

If to Buyer:	Occidental Chemical Corporation
5005 LBJ Freeway
Dallas, Texas 75244
Attention: General Counsel
Facsimile: (972) 404-3957

If to Seller:	Equistar Chemicals, LP
One Houston Center
1221 McKinney, Suite 1600
Houston, Texas 77010
Attention: Ethylene Business Manager
Facsimile: (713) 652-7283

(b)	Jurisdiction; Dispute Resolution. THE PARTIES HERETO AGREE THAT ALL OF THE PROVISIONS OF THIS AGREEMENT AND ANY QUESTIONS CONCERNING ITS INTERPRETATION AND ENFORCEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS AND THE EXECUTION AND DELIVERY OF THIS AGREEMENT SHALL BE DEEMED TO BE THE TRANSACTION OF BUSINESS WITHIN THE STATE OF TEXAS FOR PURPOSES OF CONFERRING JURISDICTION UPON COURTS LOCATED WITHIN THE STATE. THE PARTIES AGREE THAT ANY LITIGATION ARISING OUT OF THIS AGREEMENT SHALL BE BROUGHT ONLY IN THE FEDERAL OR STATE COURTS IN THE STATE OF TEXAS AND BOTH PARTIES CONSENT TO THE JURISDICTION OF SAID COURTS. ALL DISPUTES UNDER THIS AGREEMENT SHALL BE RESOLVED IN ACCORDANCE WITH THE “DISPUTE RESOLUTION PROCEDURES” SET FORTH IN EXHIBIT B OF THIS AGREEMENT.

(c)	Confidentiality. Each of the parties hereto shall, and shall cause their respective employees, agents and other representatives to, hold in strict confidence and not utilize for any commercial or other purpose or disclose to any other person, except with the prior written consent of the other party hereto, which consent shall not be unreasonably withheld, any of the terms and provisions of Schedule 2(a) – Quantity or Schedule 4(a) – Price, of this Agreement; provided, however, that the foregoing obligation of confidentiality shall not apply to (i) any such information that is or shall become generally available to the public other than as a result of a disclosure by or on behalf of such party, (ii) any such information that was available to a party on a non-confidential basis prior to the Effective Date of this Agreement, (iii) any such information that comes into a party’s possession after the Effective Date of this Agreement from a third party not under any obligation of confidentiality with respect to such information, (iv) any such information disclosed to a third party who has undertaken a written obligation of confidentiality with respect to such information that is substantially the same as the obligation of confidentiality contained in this section, or (v) any information that shall be required to be disclosed by or on behalf of a party as a result of any applicable law, rule or regulation of any governmental authority having competent jurisdiction, provided that such party shall give the other party 30 day’s prior written notice before making any such disclosure in accordance with the provisions of this clause.

(d)	Amendment. Neither party shall be bound by any change in, addition to or waiver of any of the provisions hereof unless approved in writing by its authorized representative.

(e)	Waiver. Any waiver of any particular breach or default of this Agreement shall be in writing and shall not constitute a continuing waiver or a waiver of any other breach or default. The failure of either party to require performance of any provision of this Agreement shall not affect either party’s right to full performance thereof at any time thereafter.

(f)	Headings. Section and Paragraph headings or titles are included for ease of reference and do not constitute any part of the text or affect its meaning or interpretation.

(g)	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same instrument.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior documents, understandings and Agreements, oral or written, relating to this transaction.

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement, as of the date first written above.

EQUISTAR CHEMICALS, LP		OCCIDENTAL CHEMICAL CORPORATION

(SELLER)		(BUYER)
By:	/s/ Edward J. Dineen	By:	/s/ Jim R. Thomas
Print Name:	Edward J. Dineen	Print Name:	Jim R. Thomas
Title:	Sr. Vice President, Chemicals & Polymers	Title:	Director Purchasing
Date:	Aug. 20, 2004	Date:	August 16, 2004

EXHIBIT – A

ETHYLENE PRODUCT SPECIFICATIONS

Component	Contract Specification	Test Methods
Ethylene; mol %	99.90 min.	LYON 5602

Methane; mol %	0.0350 max.	LYON 5602

Ethane; mol %	0.0400 max.	LYON 5602

Propylene and Heavier; mol ppm	5 max.	LYON 5602

Carbon Monoxide; mol ppm	0.10 max.	On-Line

Carbon Dioxide; mol ppm	1.0 max	On-Line

Sulfur; ppm by wt.	0.05 max.	LYON 5898

Water; ppm by wt.	2 max.	On-Line

Acetylene; mol ppm	1.5 max.	LYON 5602

Oxygen; mol ppm	4 max.	On-Line

Hydrogen; mol ppm	2 max	On-Line

Carbonyls as Acetone, wt. ppm	no spec

Ammonia, wt. ppm	1 max*	LYON 5234

Methanol; ppm by wt.	1 max	LYON 5881

*	Seller or designated supplier delivering ethylene to the Oxy Deer Park, or OxyMar plant will notify Buyer when ammonia levels exceed 0.15 ppmw. If ammonia levels exceed 0.15 ppmw at Oxy Deer Park or OxyMar, Seller will make best efforts to switch the ethylene supply to an alternative source. If Seller is unable to supply Oxy Deer Park or OxyMar with ethylene with an ammonia concentration at or below 0.15 ppmw, and Buyer exercises its right to reject ethylene supply with an ammonia concentration above 0.15 ppmw, Buyer will have the option to obtain ethylene from a third party until such time as Seller can supply ethylene with an ammonia concentration at or below 0.15 ppmw. Ethylene volume corresponding to the time period between when Seller discontinues supply and when Seller is capable to continue supply shall be included in the rebate volumes. For all other Buyer plants, Seller will notify Buyer when ammonia levels exceed 1 ppmw. Seller will report ammonia levels to Buyer on a schedule as mutually agreed.

EXHIBIT – B

Dispute Resolution Procedures

(1) Binding and Exclusive Means. The dispute resolution provisions set forth in this Exhibit B shall be the binding and exclusive means to resolve all disputes arising under this Agreement (each a “Dispute”).

(2) Standards and Criteria. In resolving any Dispute, the standards and criteria for resolving such Dispute shall, unless the parties in their discretion jointly stipulate otherwise, be as set forth in Exhibit 1 to this Exhibit B.

(3) ADR and Binding Arbitration Procedures. If a Dispute arises, the following procedures shall be implemented:

(a) Any party may at any time invoke the dispute resolution procedures set forth in this Exhibit B as to any Dispute by providing written notice of such action to the other party, who within five Business Days after such notice shall schedule a meeting to be held in Houston, Texas between the parties. The meeting shall occur within 10 Business Days after notice of the meeting is delivered to the other party. The meeting shall be attended by representatives of each party having decision-making authority regarding the Dispute as well as the dispute resolution process and who shall attempt in a commercially reasonable manner to negotiate a resolution of the Dispute.

(b) The representatives of the parties shall cooperate in a commercially reasonable manner and shall explore whether techniques such as mediation, minitrials, mock trials or other techniques of alternative dispute resolution might be useful. In the event that a technique of alternative dispute resolution is so agreed upon, a specific timetable and completion date for its implementation shall also be agreed upon. The representatives will continue to meet and discuss settlement until the date (the “Interim Decision Date”) that is the earliest to occur of the following events: (i) an agreement shall be reached by the parties resolving the Dispute; (ii) one of the parties shall determine and notify the other party in writing that no agreement resolving the Dispute is likely to be reached; (iii) if a technique of alternative dispute resolution is agreed upon, the completion date therefor shall occur without the parties having resolved the Dispute; or (iv) if another technique of alternative dispute resolution is not agreed upon, two full meeting days (or such other time period as may be agreed upon) shall expire without the parties having resolved the Dispute.

(c) If, as of the Interim Decision Date, the parties have not succeeded in negotiating a resolution of the dispute pursuant to subsection (b), the parties shall proceed under subsections (d), (e) and (f).

(d) After satisfying the requirements above, such Dispute shall be submitted to mandatory and binding arbitration at the election of any party involved in the Dispute (the “Disputing Party”). The arbitration shall be subject to the Federal Arbitration Act as supplemented by the conditions set forth in this Appendix. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date the notice of arbitration is served, other than as specifically modified herein. In the absence of an agreement to the contrary, the arbitration shall be held in Houston, Texas. The Arbitrator (as defined below) will allow reasonable discovery in the forms permitted by the Federal Rules of Civil Procedure, to the extent consistent with the purpose of the arbitration. During the pendency of the Dispute, each party shall make available to the Arbitrator and the other party all books, records and other information within its control requested by the other party or the Arbitrator subject to the confidentiality provisions contained herein, and provided that no such access shall waive or preclude any objection to such production based on any privilege recognized by law. Recognizing the express desire of the parties for an expeditious means of dispute resolution, the Arbitrator may limit the scope of discovery between the parties as may be reasonable under the circumstances. In deciding the substance of the parties’ claims, the laws of the State of Texas shall govern the construction, interpretation and effect of this Agreement (including this Appendix) without giving effect to any conflict of law principles. The arbitration hearing shall be commenced promptly and conducted expeditiously, with each party involved in the Dispute being allocated an equal amount of time for the presentation of its case. Unless otherwise agreed to by the parties, the arbitration hearing shall be conducted on consecutive days. Time is of the essence in the arbitration proceeding, and the Arbitrator shall have the right and authority to issue monetary sanctions against any of the parties if, upon a showing of good cause, that party is unreasonably delaying the proceeding. To the fullest extent permitted by law, the arbitration proceedings and award shall be maintained in confidence by the Arbitrator and the parties.

(e) The Disputing Party shall notify the American Arbitration Association (“AAA”) and the other party involved in the Dispute in writing describing in reasonable detail the nature of the Dispute (the “Dispute Notice”). The arbitrator (the “Arbitrator”) shall be selected within 15 days of the date of the Dispute Notice by all of the parties from the members of a panel of arbitrators of the AAA or, if the AAA fails or refuses to provide a list of potential arbitrators, of the Center for Public Resources and shall be experienced in commercial arbitration. In the event that the parties are unable to agree on the selection of the Arbitrator, the AAA shall select the Arbitrator, using the criteria set forth in this Appendix, within 30 days of the date of the Dispute Notice. In the event that the Arbitrator is unable to serve, his or her replacement will be selected in the same manner as the Arbitrator to be replaced. The Arbitrator shall be neutral. The Arbitrator shall have the authority to assess the costs and expenses of the arbitration proceeding (including the arbitrators’, and attorneys’ fees and expenses) against any or all parties.

(f) The Arbitrator shall decide all Disputes and all substantive and procedural issues related thereto, and shall enforce this Agreement in accordance with its terms. Without limiting the generality of the previous sentence, the Arbitrator shall have the authority to issue injunctive relief; however, the Arbitrator shall not have any power or authority to (i) award consequential, incidental, indirect or punitive damages or (ii) amend this Agreement. The Arbitrator shall render the arbitration award, in writing, within 20 days following the completion of the arbitration hearing, and shall set forth the reasons for the award. In the event that the Arbitrator awards monetary damages in favor of any party, the Arbitrator must certify in the award that no indirect, consequential, incidental, indirect or punitive damages are included in such award. If the Arbitrator’s decision results in a monetary award, the interest to be granted on such award, if any, and the rate of such interest shall be determined by the Arbitrator in his or her discretion. The arbitration award shall be final and binding on the parties, and judgment thereon may be entered in any court of competent jurisdiction, and may not be appealed except to the extent permitted by the Federal Arbitration Act.

(4) Continuation of Business. Notwithstanding the existence of any Dispute or the pendency of any procedures pursuant to this Exhibit B, the parties agree and undertake that all payments not in dispute shall continue to be made and all obligations not in dispute shall continue to be performed.

APPENDIX 1 TO EXHIBIT B

(a) First priority shall be given to maximizing the consistency of the resolution of the Dispute with the satisfaction of all express obligations of the parties and their Affiliates as set forth in the Agreement.

(b) Second priority shall be given to resolution of the Dispute in a manner which best achieves the objectives of the business activities and arrangements under the Agreement and permits the parties to realize the benefits intended to be afforded thereby.

(c) Third priority shall be given to such other matters, if any, as the parties or the Arbitrator shall determine to be appropriate under the circumstances.